LanOptics Ltd.
                                1 Hatamar Street
                                  P.O. Box 527
                              Yokneam 20692, Israel



                                                                  August 6, 2007
VIA EDGAR
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention: Mark P. Shuman

                   Re:     LanOptics Ltd.
                           Registration Statement on Form F-3
                           (File No. 333-144251)
                           ---------------------

Dear Mr. Shuman:

     The undersigned, LanOptics Ltd., issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission 10 a.m. EST time August 8, 2007 or as soon as possible thereafter.

     Management of LanOptics Ltd. is aware of its responsibility under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

     We acknowledge that:

     o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve LanOptics Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o LanOptics Ltd. may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you very much for your courtesy in this matter.


                                        Very truly yours,

                                        LanOptics Ltd.

                                        By:      /s/Dror Israel
                                        -----------------------
                                        Name:    Dror Israel
                                        Title:   Chief Financial Officer